
SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

28 January 2003

03 ... -5 ... 7:21

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

SUPPL

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

Yours faithfully,

M. Woodall


03022544

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

dlw 6/11

Severn Trent Plc announces that options under its approved Sharesave Scheme have been granted to the following director. The date of grant was 8 January 2003 and the savings contract commences on 1 May 2003:-

Name:	R M Walker
Sharesave Options Granted:	1,763
Option Price Per Share:	£5.36
Total Sharesave Options Held (No. of Shares):	1,763

Mr Walker has cancelled the 3,235 options that were granted to him under the Severn Trent Plc approved Sharesave Scheme on 9 January 2001.

www.severntrent.com